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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August, 2005

Commission File Number __________________________________________

                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-K:

INTERIM FINANCIAL STATEMENTS - JUNE 30, 2005

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
   OPERATIONS FOR THE NINE-MONTH PERIOD ENDED JUNE 30, 2005

CERTIFICATION OF INTERIM FILINGS - MARK LITWIN

CERTIFICATION OF INTERIM FILINGS - STAN ABRAMOWITZ

                                  GENTERRA INC.

                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                                                                        June 30       September 30
                                                                          2005            2004
                            A S S E T S

CURRENT
  Cash and short-term investments                                   $  1,904,155    $  1,758,109
  Marketable securities                                                  778,012         723,842
  Accounts receivable                                                    617,920         589,630
  Income taxes receivable                                                  3,373           6,425
  Prepaid expenses and deposits                                           90,396         163,660
  Current portion of note and mortgages receivable                     1,061,707       1,007,107
  Future income taxes                                                     40,108         299,500
                                                                    ------------    ------------

                                                                       4,495,671       4,548,273

NOTE AND MORTGAGES RECEIVABLE                                            800,000         300,000

INVESTMENTS                                                            2,529,762       2,667,347

RENTAL REAL ESTATE PROPERTIES                                         12,347,597      12,558,311

FUTURE INCOME TAXES                                                      323,467         363,193

                                                                    ------------    ------------

                                                                    $ 20,496,497    $ 20,437,124
                                                                    ============    ============




                             L I A B I L I T I E S

CURRENT
  Accounts payable and accrued liabilities                          $    468,305    $    353,385
  Current portion of long-term debt                                      432,962       2,939,255
                                                                    ------------    ------------

                                                                         901,267       3,292,640

LONG-TERM DEBT                                                         4,494,141       2,189,443

FUTURE INCOME TAXES                                                    1,242,927       1,329,125
                                                                    ------------    ------------

                                                                       6,638,335       6,811,208
                                                                    ------------    ------------




                             S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK                                                         13,133,945      13,133,945

CUMULATIVE TRANSLATION ACCOUNT                                          (393,813)       (319,016)

RETAINED EARNINGS                                                      1,118,030         810,987
                                                                    ------------    ------------

                                                                      13,858,162      13,625,916
                                                                    ------------    ------------


                                                                    $ 20,496,497    $ 20,437,124
                                                                    ============    ============

                                  GENTERRA INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                                   (Unaudited)

                                                                      Nine Months ended June 30      Three Months ended June 30
                                                                         2005             2004            2005            2004
REVENUE
  Rent                                                               $  2,286,368    $  1,411,330    $    747,695   $    689,995
  Investment income                                                       110,243         114,140          25,928         23,857
                                                                     ------------    ------------    ------------   ------------
                                                                        2,396,611       1,525,470         773,623        713,852

EXPENSES
  Administrative and general                                            1,163,859         696,848         426,857        300,758
                                                                     ------------    ------------    ------------   ------------

Earnings before the following                                           1,232,752         828,622         346,766        413,094

  Amortization                                                            439,503         304,626         145,253        148,325
  Interest on long-term debt                                              278,616         206,049          84,520        100,790
                                                                     ------------    ------------    ------------   ------------
                                                                          718,119         510,675         229,773        249,115
                                                                     ------------    ------------    ------------   ------------

Earnings before the undernoted                                            514,633         317,947         116,993        163,979

  Equity in earnings (loss) of investee                                   (22,441)         93,624          20,801         91,592
  Gain (loss) on issuance of shares by equity investee                    (15,178)         37,293               -         22,102
  Gain on sale of shares of equity investee                                42,949               -               -              -
                                                                     ------------    ------------    ------------   ------------
                                                                            5,330         130,917          20,801        113,694
                                                                     ------------    ------------    ------------   ------------

Earnings before income taxes                                              519,963         448,864         137,794        277,673

  Income taxes                                                            212,920         125,301          41,803         60,176
                                                                     ------------    ------------    ------------   ------------

NET EARNINGS FOR THE PERIOD                                               307,043         323,563          95,991        217,497

RETAINED EARNINGS (DEFICIT), beginning of period                          810,987      (2,631,658)      1,022,039        (90,090)
                                                                     ------------    ------------    ------------   ------------

                                                                        1,118,030      (2,308,095)      1,118,030        127,407

  Add:  Deficit allocated to capital stock upon amalgamation                    -       2,653,110               -              -

  Less:  Amalgamation costs, net of future income taxes of $67,400              -        (217,608)              -              -

                                                                     ------------    ------------    ------------   ------------

RETAINED EARNINGS, END OF PERIOD                                     $  1,118,030    $    127,407    $  1,118,030   $    127,407
                                                                     ============    ============    ============   ============


EARNINGS PER SHARE

   Basic                                                             $       0.01    $       0.02    $       0.00   $       0.01
                                                                     ============    ============    ============   ============

   Diluted                                                           $       0.01    $       0.02    $       0.00   $       0.01
                                                                     ============    ============    ============   ============

Weighted average number of  shares                                     18,763,236      18,763,236      18,763,236     18,763,236

                                  GENTERRA INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (Unaudited)


                                                               Nine Months ended June 30      Three Months ended June 30
                                                                2005           2004          2005            2004

OPERATING ACTIVITIES
  Net earnings for the period                             $   307,043    $   323,563    $    95,991    $   217,497
  Amortization                                                439,503        304,626        145,253        148,325
  Equity in (earnings) loss of investee                        22,441        (93,624)       (20,801)       (91,592)
  (Gain) loss on issuance of shares by equity investee         15,178        (37,293)             -        (22,102)
  Gain on sale of shares of equity investee                   (42,949)             -              -              -
  Future income taxes                                         212,920        108,379         41,803         47,551
                                                           -----------    -----------    -----------    -----------
                                                              954,136        605,651        262,246        299,679
  Change in non-cash components of working capital
    Accounts receivable                                       (28,290)       524,792        (68,894)       178,638
    Income taxes receivable                                     3,052          8,421         15,335         15,628
    Prepaid expenses and deposits                              73,264        (15,025)       (38,911)       (56,651)
    Accounts payable and accrued liabilities                  114,920       (275,386)       (26,399)      (129,645)
                                                           -----------    -----------    -----------    -----------
                                                            1,117,082        848,453        143,377        307,649
                                                           -----------    -----------    -----------    -----------


FINANCING ACTIVITIES
  Amalgamation costs incurred                                       -       (285,008)             -              -
  Purchase of shares from dissenting shareholders
   for cancellation                                                 -       (681,636)             -              -
  Proceeds from long-term debt                              3,250,000              -      3,250,000              -
  Repayment of long-term debt                              (3,451,596)      (219,884)    (3,224,510)      (111,788)
                                                           -----------    -----------    -----------    -----------
                                                             (201,596)    (1,186,528)        25,490       (111,788)
                                                           -----------    -----------    -----------    -----------


INVESTING ACTIVITIES
  Cash acquired upon amalgamation                                   -        727,965              -              -
  Change in marketable securities                             (54,170)     1,014,291         (1,707)       (56,127)
  Decrease (increase) in investment in note and mortgages
   receivable                                                (554,600)       134,298       (651,600)        85,187
  Expenditures on rental real estate properties              (228,793)             -        (64,763)             -
  Proceeds from sale of shares of equity investee              68,123              -              -              -
  Purchase of shares of equity investee                             -       (416,056)             -              -
                                                           -----------    -----------    -----------    -----------
                                                             (769,440)     1,460,498       (718,070)        29,060
                                                           -----------    -----------    -----------    -----------


CHANGE IN CASH AND CASH EQUIVALENTS                           146,046      1,122,423       (549,203)       224,921

Cash and cash equivalents at beginning of period            1,758,109        407,312      2,453,358      1,304,814
                                                           -----------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                $ 1,904,155    $ 1,529,735    $ 1,904,155    $ 1,529,735
                                                           ===========    ===========    ===========    ===========


-----------

Supplementary cash flow information:

   Net income taxes paid                                  $    13,047    $    15,960    $   (9,300)    $    (1,785)
   Interest paid                                          $   304,517    $   207,215    $   109,593    $   101,385

Notes to Interim Financial Statements

Effective December 31, 2003, Mirtronics Inc. ("Mirtronics") completed the amalgamation with Genterra Investment Corporation. This transaction was accounted for using the purchase method, with Mirtronics considered as the acquirer. Accordingly, the comparative figures for the nine months ended June 30, 2004 include the pre-amalgamation results of Mirtronics for the three- month period ended December 31, 2003. The amalgamated company continued under the name Genterra Inc.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements. These unaudited consolidated financial statement do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 30, 2004.

                                  GENTERRA INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  FOR THE NINE-MONTH PERIOD ENDED JUNE 30, 2005


The following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Genterra Inc. ("the Company") for the nine months ended June 30, 2005. This MD&A should be read in conjunction with the Company's June 30, 2005 unaudited consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

On December 31, 2003, Mirtronics Inc. ("Mirtronics") and Genterra Investment Corporation ("Genterra Investment") completed an amalgamation to form the Company. The Company is a management and holding company whose assets include rental real estate properties, equity investments, loans and mortgages receivable. The terms of the amalgamation agreement provided that all of the voting securities of Genterra Investment be exchanged for shares of the combined entity on a 1 for 1 basis, and the voting securities of Mirtronics be exchanged for shares of the combined entity on a 1.25 for 1 basis. The transaction was accounted for using the purchase method, with Mirtronics considered the acquirer. Accordingly, the comparative figures include the pre-amalgamation results of Mirtronics for the three-month period ended December 31, 2003.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations. In addition, the Company has a Mortgage and a Note Receivable, together totalling $1,000,000, which have scheduled repayments due over the next two years.

The Company's working capital amounted to $3,594,404 at June 30, 2005, compared to $1,255,633 at September 30, 2004. The ratio of current assets to current liabilities was 4.99:1 at June 30, 2005 and 1.38:1 at September 30, 2004. On June 29, 2005 the Company finalized a new mortgage arrangement to replace approximately $3.1 million of long-term debt due in July 2005 and February 2006 relating to a first and second mortgage on one of its properties. This debt is now classified as a long-term liability and, accordingly, the Company's working capital and current ratio have returned to historical levels.

During the nine-month period ended June 30, 2005, the Company's cash position increased by $146,046 to $1,904,155. The change was due to the net result of the following increases and utilizations:

- Operating Activities increased cash by $1,117,082. This was as a result of $954,136 in cash generated from operations and $162,946 of cash realized from changes in non-cash components of working capital.

- Financing Activities utilized $3,451,596 in cash to make scheduled and balloon repayments on mortgage obligations. This utilization was offset by $3,250,000 of new mortgage financing.

- Investing Activities decreased cash by $769,440. The Company realized the following increases in cash: $200,000 in payments received on the outstanding note and $68,123 on the sale of shares of the Company's equity investee, Synergx Systems Inc. ("Synergx"). During the period, the Company utilized $54,170 in cash to increase its holdings of marketable securities, $228,793 for additions to rental real estate properties and equipment and $754,600 for investment in mortgages receivable.

The Company anticipates that it will require approximately $1,700,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses and public company shareholder costs. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company has scheduled debt repayments of approximately $433,000 in the next twelve months. Cash flow from annual operations will be used to finance the regularly scheduled debt repayments.


RESULTS OF OPERATIONS


The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters. The quarters prior to January 1, 2004 reflect the pre-amalgamation results of Mirtronics.

                                       2005                                  2004                          2003
                                    (Unaudited)                           (Unaudited)                  (Unaudited)
                             ----------------------------     --------------------------------------    ----------

                               Third    Second   First         Fourth    Third    Second    First        Fourth
                              Quarter   Quarter  Quarter       Quarter   Quarter  Quarter   Quarter       Quarter
                             --------- -------- ---------     --------- -------- --------- ---------    ----------
Revenue                         $774     $811      $812          $751     $714      $790      $ 21        $ 22

Net earnings (loss)               96      120        91           466      217       128       (21)         238

Earnings per share
  Basic                        $0.00   $ 0.01    $ 0.00        $ 0.02   $ 0.01    $ 0.01    $ 0.00       $ 0.02
  Diluted                       0.00     0.01      0.00          0.02     0.01      0.01      0.00         0.02


Periods ended June 30, 2005 and 2004


The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended June 30, 2005 and 2004 and for the nine-month periods ended June 30, 2005 and 2004. The results of operations for the nine-month period ended June 30, 2004 include the pre-amalgamation results of Mirtronics from October 1, 2003 to December 31, 2003:

                                                       Three Months Ended                   Nine Months Ended
                                                       June 30 (Unaudited)                 June 30 (Unaudited)
                                                      ---------------------------       -----------------------------
                                                                                                2005             2004
                                                        2005             2004
                                                      -----------     -----------       -------------    -------------
Revenue                                                $ 773,623       $ 713,852         $ 2,396,611      $ 1,525,470
Administrative expenses                                (426,857)       (300,758)         (1,163,859)        (696,848)
Other expenses                                         (229,773)       (249,115)           (718,119)        (510,675)
Income (loss) on equity items                             20,801         113,694            (37,619)          130,917
Gain on sale of shares of equity investee                  -                -                 42,949            -
                                                      -----------    ------------       -------------    -------------
Earnings before income taxes                             137,794         277,673             519,963          448,864
Income taxes                                            (41,803)        (60,176)           (212,920)        (125,301)
                                                      -----------    ------------       -------------    -------------
Net earnings                                            $ 95,991       $ 217,497           $ 307,043        $ 323,563
                                                      ===========    ============       =============    =============

Revenue. Rental revenue for the third quarter ended June 30, 2005 was $747,695, an increase of $57,700, as compared to $689,995 for the comparable 2004 period. Rental revenue for the nine months ended June 30, 2005 was $2,286,368, an increase of $875,038, as compared to $1,411,330 for the comparable 2004 period. The increase in rental revenue for the three-month period ended June 30, 2005 compared to the comparable 2004 period was attributable to rental rate increases and the recovery of increased common element expenses. The increase in rental revenue for the nine-month period ended June 30, 2005 compared to the comparable 2004 period was due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation together with rental rate increases. Investment income for the third quarter ended June 30, 2005 was $25,928 as compared to $23,857 for the comparable 2004 period. Investment income for the nine months ended June 30, 2005 was $110,243 as compared to $114,140 for the comparable 2004 period. The decrease in investment income was attributable to a decrease in interest rates offered on cash investments.

Administrative Expenses. Administrative expenses include real estate operating expenses, fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended June 30, 2005 was $426,857 as compared to $300,758 for the comparable 2004 period. Expenses for the 2005 period include one-time costs regarding the new mortgage financing, non-recurring transfer agent costs resulting from the issuance of shares to the amalgamating shareholders and increased recoverable common element expenses. Administrative expenses for the nine months ended June 30, 2005 increased to $1,163,859 from $696,848 in the comparable 2004 period. The overall increase was due to the December 31, 2003 inclusion of expenses related to the real estate portfolio from the previously noted amalgamation.

Other Expenses. The Company incurred interest expense of $84,520 and $ 100,790 for the third quarter of fiscal 2005 and 2004 respectively. Interest expense for the nine-month period ended June 30, 2005 was $278,616 and $206,049 for the comparable 2004 period. Amortization for the three months ended June 30, 2005 and 2004 were $145,253 and $148,325 respectively. Amortization for the nine-month period ended June 30, 2005 was $439,503 and $304,626 for the comparable 2004 period. The overall increase in these expenses was due to the December 31, 2003 addition of the real estate portfolio in conjunction with the aforementioned amalgamation.

Equity Items. During the third quarter ended June 30, 2005 the Company recorded equity earnings of $20,801 as compared to 2004 third quarter equity earnings of $91,592 and a gain of $22,102 resulting from the issuance of shares by its equity investee. For the nine-month period ended June 30, 2005 the Company recorded an equity loss of $22,441 and a loss of $15,178 on issuance of shares its equity investee. This compares to equity earnings of $93,624 and a gain of $$37,293 on the issuance of shares by its equity investee in the comparable 2004 period. The decrease in earnings in fiscal 2005 was primarily due to slow economic activity in Synergx's major markets, lower gross profits at Synergx, resulting from lower product sales in one of its market areas and from unabsorbed fixed overheads. Synergx's decrease in product gross margins was partially offset by higher gross profit on subcontract and service revenues.

Income Tax Provision. During the three-month and nine-month periods ended June 30, 2005, the Company recorded future income tax expense of $41,803 and $212,920 respectively, due to the utilization of non-capital and capital losses carried forward. The effective tax rates were 30.3% and 40.9% for the three-month and nine-month periods ended June 30, 2005 respectively, compared to 21.7% and 27.9% for the comparable 2004 periods. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences and, in fiscal 2004, an allowance taken by Mirtronics against the realization of the future income tax benefits of the non-capital losses carried forward.

Net Earnings. The Company reported net earnings of $95,991 for the three months ended June 30, 2005, compared with net earnings of $217,497 for the comparable 2004 period. Net earnings for the nine months ended June 30, 2005 was $307,043 as compared to net earnings of $323,563 for the comparable 2004 period. The overall decrease in fiscal 2005 was as a result of the decreased performance by the Company's equity investee, Synergx, offset by the inclusion of the net earnings from the real estate and investment portfolios acquired from the aforementioned amalgamation.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.



RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the nine-month period ended June 30, 2005 are summarized as follows:

o The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $694,759 pertaining to this lease for the period from October 1, 2004 to June 30, 2005. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

o The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $310,050 pertaining to this lease for the period from October 1, 2004 to June 30, 2005. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $230,715 pertaining to this lease for the period from October 1, 2004 to June 30, 2005. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or exercises control and direction over approximately 50.3% of Distinctive and 21.6% of the Company.

o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $100,770 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $147,145 pertaining to this lease for the period from October 1, 2004 to June 30, 2005. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. As at June 30, 2005, Fitcity owed an aggregate amount of $418,347 of secured debt under this facility. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.

o        Management Contracts

     During the nine-month period ended June 30, 2005, Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $87,750. The services provided include office facilities and clerical services, including bookkeeping and accounting. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the nine-month period ended June 30, 2005 administrative services were provided to the Company by Sutton Management Limited ("Sutton") for fees of $18,000. Mark I. Litwin is a director and officer of Sutton and the Company. Mark I. Litwin is a 50% shareholder in Sutton. Sutton owns or exercises control and direction over approximately 28.0% of the Company.

     During the nine-month period ended June 30, 2005 consulting services were provided to the Company by Mark I. Litwin for fees of $27,000. Mark I. Litwin is president of the Company.

     During the nine-month period ended June 30, 2005 First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $82,500. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.



SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at June 30, 2005:

                                                                                              Authorized       Issued
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend            Unlimited        18,279,225

Class B shares
      - multiple voting (8 votes each), participating                                        Unlimited           484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                                 Unlimited                 -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable                      Unlimited         1,704,115

Class D preferred shares, issuable in series:

     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable            Unlimited         2,475,009

     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable            Unlimited           810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                           Unlimited           115,258

Class F preferred shares
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible           Unlimited           632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and
        1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                         Unlimited         1,935,256




RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES


The following items could be considered as risk factors related thereto:

A. REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with a degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.


B. LOSS OF SINGLE PURPOSE TENANTS COULD RESULT IN HIGHER LEASING COSTS

     The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenants, have tenant specific leasehold improvements. In the event that the Company is not successful in renewing these leases upon their expiration, or replacing them with a similar tenant, a significant amount of demolition will be required and could therefore be considered a risk factor.


C. THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company's tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.


D. THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.


E. RELOCATION/LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.

F. GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.


G. ENVIRONMENT LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. The Company's tenants include companies in the textile manufacturing business which represent a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.



THE COMPANY COULD BE ADVERSELY AFFECTED BY ITS EQUITY INVESTEE'S RELIANCE ON OTHER'S TECHNOLOGY

The Company has a large equity holding in Synergx, a Delaware company engaged in the fire and life safety business in the New York metropolitan area and Dallas, Texas. Synergx's business is dependent in part on its ability to design, produce and/or market equipment and systems which are responsive to market demand and government regulation. There can be no assurance that Synergx will identify such market requirements for its systems or will be able to respond quickly enough to retain or improve its market position. Because Synergx obtains components and accessory equipment from other sources of supply, to some extent it will be dependent on these parties to design and manufacture items that can be operated as part of Synergx's systems.



SYNERGX'S TECHNOLOGY MAY NOT BE ADEQUATELY PROTECTED

Synergx does not have and does not expect to obtain patents for its systems. There can be no assurance that Synergx's competitors will not develop competitive technology substantially similar to or better than Synergx's systems, or that competitors may not be able to use a trade name similar to Synergx's, which could result in a loss of sales by Synergx.



INTEREST RATE RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. We currently maintain an investment portfolio consisting primarily of short-term deposits, Canadian bond obligations and equity investments. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.





CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:

Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets. Changes in future profitability of the Company may impact the realization of these future tax assets.


OUTLOOK

With the completion of the amalgamation, the amalgamated entity benefits from a single administrative, overhead and accounting facility which has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The amalgamated corporation has a larger income base consisting of net real estate revenue, interest income and potential gains on marketable securities. Cash flow from operations together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze future potential real estate investments in order to deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the Company's cash flow from operations.



ADDITIONAL INFORMATION
Additional information relating to the Company including the Company's unaudited quarterly financial results for the reporting period ended 2005 and 2004 is available on SEDAR at www.sedar.com.



GENERAL

Except where otherwise indicated, information contained herein is given as of August 29, 2005.

                                 Form 52-109FT2

                        Certification of Interim Filings

                                  GENTERRA INC.



I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED:  August 29, 2005



"Signed"

Mark I. Litwin
Chief Executive Officer
Genterra Inc.

                                 Form 52-109FT2

                        Certification of Interim Filings

                                  GENTERRA INC.



I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED:  August 29, 2005



"Signed"

Stan Abramowitz
Chief Financial Officer
Genterra Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                       GENTERRA INC.

Date: August 31, 2005               By:/s/STAN ABRAMOWITZ
                                       Stan Abramowitz, Chief Financial Officer